Exhibit 77(e)(2)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING Equity Dividend Fund	0.2925% on all assets
ING Growth Opportunities Fund	0.338% of first $500 million 0.304% of next $500 million; and 0.293% of assets in excess of $1 billion
ING MidCap Opportunities Fund	0.3375%
ING SmallCap Opportunities Fund	0.405% of the first $250 million of assets 0.36% of the next $250 million of assets 0.3375% of assets in excess of $500 million